DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

December 1, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Steven J. Cohen, President
Z Trim Holdings, Inc.
1011 Campus Drive
Mundelein, IL 60060

> **Re: Z Trim Holdings, Inc.**
> **Schedule 14A (Amended)**
> **Filed November 25, 2008**
> **File No. 1-32134**

Dear Mr. Cohen:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Proposal No. III</u>

1.   Please describe the factors that your Board of Directors will use in determining the final reverse stock split ratio.

2.   We note the following statements, among others, with regard to possible future
        actions that may involve issuances of the company's authorized but unissued
        shares:

> ● The reverse stock split could "improve the Company's ability to
> complete a capital raising transaction" (page 16).
>
> ● The reverse stock split could "improve the ability of the Company to
> provide equity incentives to employees" (page 16).
>
> ● "The Company will need to raise additional capital and may elect to do
> so through the issuance of equity securities. As a result of the reverse split
> the Company would have a larger number of authorized but unissued
> shares form which to issue additional shares of Common Stock, or
> securities convertible or exervisable [sic] into shares of Common Stock, in
> equity financing transactions" (page 16).
>
> ● "In obtaining [consents from the Noteholders], the Company may need
> to issue equity securities and/or other additional consideration to the
> Noteholders" (page 17).
>
> ● "Authorized but unissued shares will be available for issuance, and we
> may issue such shares in the future in connection with a debt restructuring
> transaction or otherwise" (page 22).

        Please state whether you have any current plans, proposals or arrangements,
        written or otherwise, to issue any of the newly available authorized shares of
        stock for any purpose. If so, please disclose by including materially complete
        descriptions of the future transactions. If not, please state that you have no such
        plans, proposals or arrangements, written or otherwise, at this time.

3.   We note your discussion on page 23 of the potential anti-takeover effect of the
        reverse stock split, and your reference to Proposal II regarding the proposed
        elimination of cumulative voting. State whether there are other provisions of
        your articles, bylaws, plans, agreements or other arrangements that have material
        anti-takeover consequences. If not, please so state.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and

provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact John Madison at (202) 551-3296 or, in his absence, Norman Gholson at (202) 551-3237 with any questions regarding our comments.

      Sincerely,

      Michael Karney
      Attorney-Advisor

cc: T. Levenberg
    J. Madison
    N. Gholson
    <u>via facsimile</u>
    Ms. Lola Hale, Esq. – Epstein Becker & Green, P.C. – (312) 827-9540